April 13, 2026

Michael Jardon
President and Chief Executive Officer
Expro Ltd
Expro Group Holdings N.V.
1311 Broadfield Boulevard, Suite 400
Houston, TX 77084

       Re: Expro Ltd
           Registration Statement on Form S-4
           Filed April 1, 2026
           File No. 333-294836
Dear Michael Jardon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin at 202-551-3763 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Tull Florey